EXHIBIT 21
LIST OF SUBSIDIARIES

JURISDICTION OF
NAME OF SUBSIDIARY	ORGANIZATION

Denbury Gathering & Marketing, Inc.	Delaware

Genesis Energy, LLC	Delaware

Denbury Operating Company	Delaware

Denbury Onshore, L.L.C.	Delaware

Denbury Marine, L.L.C.	Louisiana

Tuscaloosa Royalty Fund L.L.C.	Delaware

Denbury New Frontiers, L.L.C.	Delaware

Denbury Green Pipeline — Texas, LLC	Delaware